Exhibit 99.1

TEEKAY OFFSHORE PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

NEWS RELEASE

TEEKAY OFFSHORE ANNOUNCES $60 MILLION

EQUITY PRIVATE PLACEMENT

Hamilton, Bermuda, April 16, 2013 – Teekay Offshore GP L.L.C., the general partner of Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE: TOO), announced today that it intends to issue approximately 2.06 million common units in a private placement to an institutional investor for proceeds of approximately $60 million (excluding its general partner’s proportionate capital contribution). The Partnership intends to use the proceeds from the sale of common units to partially fund its previously announced acquisition of four newbuilding shuttle tankers that are scheduled for deliveries throughout 2013, and for general partnership purposes. The transaction is expected to be completed by Friday, April 19, 2013.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, or any other securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About Teekay Offshore

Teekay Offshore Partners L.P. is an international provider of marine transportation, oil production and storage services to the offshore oil industry focusing on the fast-growing, deepwater offshore oil regions of the North Sea and Brazil. Teekay Offshore is structured as a publicly-traded master limited partnership and owns interests in 37 shuttle tankers (including four chartered-in vessels and four committed newbuildings), four floating production, storage and offloading (FPSO) units, five floating storage and offtake (FSO) units and six conventional oil tankers. The majority of Teekay Offshore’s fleet is employed on long-term, stable contracts. In addition, Teekay Offshore has rights to participate in certain other FPSO and shuttle tanker opportunities provided by Teekay Corporation (NYSE: TK) and Sevan Marine ASA (Oslo Bors: SEVAN).

Teekay Offshore’s common units trade on the New York Stock Exchange under the symbol “TOO”.

For Investor Relations enquiries contact:

Kent Alekson

Tel: +1 (604) 609-6442

Web site: www.teekayoffshore.com

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding the Partnership’s intended private placement of common units and the delivery and timing of certain newbuilding shuttle tankers. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: the potential inability to satisfy closing conditions for the private placement equity financing; potential delay in newbuilding deliveries; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2012. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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